EXHIBIT 12.1
COMMERCIAL VEHICLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Year Ended December 31,
	2001	2002	2003	2004	2005
EARNINGS:
Pre-tax income (loss) from continuing operations	$3,057	$11,385	$9,231	$23,930	$78,549
Fixed charges	15,795	13,711	13,786	9,964	16,403
Capitalized interest	0	0	0	0	0

Earnings available for fixed charges	$18,852	$25,096	$23,018	$33,894	$94,952

FIXED CHARGES:
Interest expense (including debt issuance costs amortized to interest expense)	$14,885	$12,940	$12,768	$8,849	$14,720
Capitalized interest	0	0	0	0	0
Interest component of rent expense(1)	910	771	1,018	1,115	1,684

Total fixed charges	$15,795	$13,711	$13,786	$9,964	$16,404

Ratio of earnings to fixed charges	1.19	1.83	1.67	3.40	5.79

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and cumulative effect of change in accounting principles plus fixed charges. Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental expense, approximately 20%, which management believes is representative of the interest component.